DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT
P.E 1-27-03
1-9924

DIVISION OF
CORPORATION FINANCE

03006076

January 27, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-27-2003

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Shelley J. Dropkin
Senior Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Re: Citigroup Inc.

Dear Ms. Dropkin:

This is in regard to your letter dated January 16, 2002 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Maryknoll Fathers and Brothers, Trinity Health and the General Board of Pensions and Health Benefits of the United Methodist Church for inclusion in Citigroup's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Citigroup therefore withdraws its December 19, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

cc: Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, N.E.
Washington, DC 20017

Rev. Joseph P. La Mar
Catholic Foreign Mission Society
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Trinity Health
100 Ryder Road
Maryknoll, NY 10545

Vidette Bullock Mixon
General Board of Pension and Health Benefits
United Methodist Church
1201 Davis Street
Evanston, IL 60201

RECEIVED
2002 DEC 20 PM 4: 13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Citigroup Inc.
425 Park Avenue
New York, NY 10043

December 19, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Trinity Health, and the General Board of Pensions and Health Benefits of the United Methodist Church (the "Proponents")**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponents for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 15, 2003. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(10) promulgated under the Act.

Rule 14a-8(i)(10) provides that a registrant may omit a proposal if the company has "substantially implemented" the proposal.

By copy of this letter and the enclosed material, Citigroup is notifying the Proponents of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 11, 2003.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

cc: Missionary Oblates of Mary Immaculate
Maryknoll Fathers and Brothers
Trinity Health
General Board of Pensions and Health Benefits/United Methodist Church

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is annexed hereto as Exhibit A, submitted by the Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Trinity Health, and the General Board of Pensions and Health Benefits of the United Methodist Church (the "Proponents") for inclusion in its proxy statement and form of proxy (together, the "2003 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 15, 2003.

The Proposal requests the Board of Directors to "minimize the potential for analyst conflicts of interest by creating a compensation structure that does not reward or penalize analysts for the impact their security assessments or recommendations may have on the investment banking business of the company."

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if "the company has substantially implemented the proposal

THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS SUBSTANTIALLY IMPLEMENTED IT

Rule 14a-8(i)(10) allows the exclusion of a proposal if "the company has substantially implemented the proposal." The Company has adopted a management structure and numerous policies that meet the requirements set forth in the Proposal.

On October 30, 2002, Citigroup formally established a new independent business line comprising its Global Private Client Group and Global Equity Research function in order to assure that all equity research at the Company is independent from corporate and investment banking and underwriting. Moreover, the Company has voluntarily embraced the principles enunciated in the settlement between New York Attorney General Eliot Spitzer and Merrill Lynch on May 21, 2002, including the prohibition on investment bankers having any input in determining the compensation of research analysts.

On November 25, 2002, the Company adopted investment banking and research procedures, including the following: (i) research analysts are not permitted to attend pitches or participate in other efforts to solicit investment banking business, (ii) research analysts are not permitted to participate in or attend roadshows, and (iii) ordinary-course discussions between research analysts and investment banking personnel must be specifically approved by research management and appropriately monitored.

The Company has implemented two initiatives which, taken together, fully implement the Proposal. First, in establishing a new and independent business line with new management, comprising the Global Private Client Group and Global Equity Research, the Company formally separated the equity research function from the corporate and investment banking business. This separation creates clear independent business lines and accountability to further separate the research analyst function from the corporate and investment banking function. Second, the Company adopted a policy specifically prohibiting investment bankers from having any input in determining the compensation of research analysts.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has substantially implemented the proposal." It is Citigroup's belief that the Proposal has been fully implemented and it may be omitted consistent with recent no-action letters issued by the staff of the Securities and Exchange Commission. See The Talbots, Inc. (April 5, 2002); Puerto Rican Cement Company, Inc. (March 25, 2002).

Accordingly, the Company believes the Proposal has been fully implemented and may be omitted under Rule 14a-8(i)(10).

EXHIBIT A

FINANCIAL ANALYSTS INDEPENDENCE

RESOLVED: The shareholders request that the Board of Directors minimize the potential for analyst conflicts of interest by creating a compensation structure that does not reward or penalize analysts for the impact their security assessments or recommendations may have on the investment banking business of the company.

SUPPORTING STATEMENT

The lack of analyst independence has the potential to cost our company substantial amounts of money as evidenced by the $100 million settlement by Merrill Lynch on May 21, 2002, with the New York state Attorney General, in order to avoid a potential criminal indictment which would impair the firm.

The settlements with federal and state civil regulators and prosecutors will not bar individual or class action civil suites for damages by investors alleging that they suffered large financial losses by relying on the inflated ratings and public comments by research analysts. The cost to litigate and settle said civil suits represents an uncertain financial liability and may adversely affect both company earnings and share price.

According to the September 9, 2002 ***Wall Street Journal*** the Securities and Exchange Commission has announced it will consider rules requiring Wall Street research analysts to remain independent from their firm's investment banking operations and establish "explicit guidelines on what activities are illegal".

In order to reduce the conflict-of interest, the research analyst function should be separated from investment banking as defined by compensation and reporting structure. It is encouraging that some corporations such as Merrill Lynch have agreed to the terms of the New York Attorney General's organizational model.

Arthur Levitt former Securities and Exchange Commission Chairman stated that the investor community is "totally disaffected and they're angry". We believe that Wall Street corporations must take a leadership role in restoring the confidence of investors and their reputations, and hence their business, by eliminating research analysts conflicts of interest.

citigroup

RECEIVED

2003 JAN 22 AM 10: 57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Citigroup Inc.
425 Park Avenue
New York, NY 10043

SEC MAIL PROCESSING
RECEIVED
JAN 17 2003
WASH. D.C. 155 SECTION

January 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of Missionary Oblates of Mary Immaculate, Maryknoll Fathers and Brothers, Trinity Health, and the General Board of Pensions and Health Benefits of the United Methodist Church (the "Proponents")

Dear Sir or Madam:

Citigroup Inc. (the "Company") hereby formally withdraws its December 19, 2002 no-action request to the Office of the Chief Counsel with respect to the shareholder proposal and statements in support thereof (the "Proposal") received from the Proponents regarding Financial Analysts Independence.

The Proponents have determined to withdraw the request that the Proposal be included in the proxy statement and form of proxy for the Company's 2003 annual meeting of shareholders. A copy of the correspondence evidencing withdrawal of the Proposal is attached to this letter.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and faxing back to me at 212 793 7600. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Senior Counsel

Enclosures

January 14, 2003

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled "Financial Analysts Independence" agree to withdraw this resolution based on the following:

- the recent announcement of a settlement by federal and state civil regulators and financial institutions, including Citigroup, regarding analysts independence;
- the agreement by Citigroup to explore ways to update shareholders at large about reform efforts through the Citigroup Website and possibly other methods;
- the agreement to meet again, once the settlement is signed, to discuss Citigroup's continued implementation schedule, policies and procedures.

We look forward to the follow-up dialogue.

Sincerely,

Vidette Bullock Mixon
General Board of Pension and Health Benefits, UMC

Catholic Foreign Mission Society of America
Maryknoll Fathers and Brothers

Missionary Oblates of Mary Immaculate

Trinity Health

January 14, 2003

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled "Financial Analysts Independence" agree to withdraw this resolution based on the following:

- the recent announcement of a settlement by federal and state civil regulators and financial institutions, including Citigroup, regarding analysts independence;
- the agreement by Citigroup to explore ways to update shareholders at large about reform efforts through the Citigroup Website and possibly other methods;
- the agreement to meet again, once the settlement is signed, to discuss Citigroup's continued implementation schedule, policies and procedures.

We look forward to the follow-up dialogue.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
General Board of Pension and Health Benefits, UMC

Catholic Foreign Mission Society of America
Maryknoll Fathers and Brothers

Missionary Oblates of Mary Immaculate

Trinity Health

January 14, 2003

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

Kenneth Cohen
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Fax: 212-793-0814

Dear Kenneth:

The proponents of the shareholder resolution entitled "Financial Analysts Independence" agree to withdraw this resolution based on the following:

- the recent announcement of a settlement by federal and state civil regulators and financial institutions, including Citigroup, regarding analysts independence;
- the agreement by Citigroup to explore ways to update shareholders at large about reform efforts through the Citigroup Website and possibly other methods;
- the agreement to meet again, once the settlement is signed, to discuss Citigroup's continued implementation schedule, policies and procedures.

We look forward to the follow-up dialogue.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
General Board of Pension and Health Benefits, UMC

Joseph P. La Mar

Catholic Foreign Mission Society of America
Maryknoll Fathers and Brothers

Missionary Oblates of Mary Immaculate

Trinity Health